Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF INCORPORATION

OF

SONNET BIOTHERAPEUTICS HOLDINGS, INC.

Sonnet BioTherapeutics Holdings, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

FIRST: That a resolution was duly adopted on September 15, 2022, by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the certificate of incorporation of the Corporation, as heretofore amended (the “Charter”) and declaring said amendment to be advisable. The stockholders of the Corporation duly approved and adopted said proposed amendment at a special meeting of stockholders held on September 15, 2022, in accordance with Section 242 of the General Corporation Law of the State of Delaware. The proposed amendment, which has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware, is as follows:

Article FOURTH of the Charter be and hereby is further amended by deleting the provisions following the second paragraph of Article FOURTH and inserting the following at the end of Article FOURTH:

Upon effectiveness (“Effective Time”) of this Certificate of Amendment, a one-for-fourteen reverse stock split (the “Reverse Split”) of the Corporation’s Common Stock shall become effective, pursuant to which each fourteen shares of Common Stock either issued and outstanding or held by the Corporation in treasury immediately prior to the Effective Time (“Old Common Stock”) shall be reclassified into one share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (“New Common Stock”), with no corresponding reduction in the number of authorized shares of Common Stock.

No fractional shares of Common Stock will be issued in connection with the Reverse Split. Stockholders who otherwise would be entitled to receive fractional shares, will be entitled to receive cash (without interest) in lieu of fractional shares, equal to such fraction multiplied by the average of the closing sales prices of the Common Stock on the exchange the Corporation is currently trading during regular trading hours for the five consecutive trading days immediately preceding the date of the Effective Time (with such average closing sales prices being adjusted to give effect to the Reverse Split).

Each holder of record of a certificate or certificates for one or more shares of the Old Common Stock shall be entitled to receive as soon as practicable, upon surrender of such certificate, a certificate or certificates representing the whole number of shares of New Common Stock to which such holder shall be entitled pursuant to the provisions of the immediately preceding paragraphs as well as cash in lieu of any fractional shares of New Common Stock to which such holder may be entitled). Any certificate for one or more shares of the Old Common Stock not so surrendered shall. from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, be deemed to represent that number of whole shares of the New Common Stock into which the shares of the Old Common Stock previously represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of New Common Stock after the Effective Time upon the surrender thereof).

SECOND: That said amendment will have an Effective Time of 4:30 P.M., Eastern Time, on the filing date of this Certificate of Amendment to the Charter.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 16th day of September, 2022.

By:	/s/ Pankaj Mohan
Name:	Pankaj Mohan
Title:	President and Chief Executive Officer